82-57

04046129

TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

VIA COURIER

November 9, 2004

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SUPPL

PROCESSED
NOV 17 2004
THOMSON
FINANCIAL

SEC MAIL RECEIVED
NOV 12 2004
WASH. D.C.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of a news release issued by TransCanada Corporation on CCN Matthews on November 9, 2004. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure

dlw 11/17

NewsRelease

TransCanada and Shell to jointly pursue offshore LNG terminal in Long Island Sound

CALGARY, Alberta - November 9, 2004 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation and Shell US Gas & Power LLC (Shell) today announced plans to develop an offshore liquefied natural gas (LNG) regasification terminal, named Broadwater Energy, in the New York State waters of Long Island Sound. The proposed terminal would be capable of receiving, storing, and regasifying imported LNG with an average send-out capacity of approximately one billion cubic feet a day of natural gas.

Industry analysts agree that gas demand in North America will exceed traditional supply by the end of the decade. "New York and Connecticut are regions specifically identified as needing additional energy supplies," says Hal Kvisle, TransCanada's chief executive officer. "TransCanada is in the business of connecting gas supply to markets and the Broadwater Energy proposal is a demonstration of this commitment to delivering this safe, clean, reliable energy source for the future."

"The Broadwater project is a positive opportunity for the New York and Connecticut markets. Energy demand in North America is expected to increase substantially and Shell believes LNG is an efficient, reliable and clean way to meet this demand. Shell is a global leader in LNG supply projects and regasification terminals and we look forward to bringing our expertise to this project," says Catherine Tanna, Shell Gas & Power's Director for the Americas and Africa.

Shell's LNG expertise as an operator and supplier combined with TransCanada's natural gas transportation expertise and 10 year history in this market enable Broadwater to deliver this much needed energy supply safely and reliably.

In the proposed project, TransCanada and Shell will build and install a floating storage and regasification unit (FSRU) that will receive, store and re-gasify LNG in Long Island Sound at a proposed location about nine miles (15 kilometres) off the Long Island coast and 11 miles (18 kilometres) off the Connecticut coast. Broadwater Energy LLC will operate the facility, while Shell will own the capacity and supply the LNG. The estimated cost of construction is approximately US$700 million.

Before construction of the facility can commence, the proposed Broadwater Energy LNG facility must receive regulatory approval to proceed from Federal and State governments. The regulatory approval process is expected to take approximately two to three years and will provide a number of opportunities for the public and other stakeholders to participate.